THORNBURG INVESTMENT TRUST 485BPOS

Exhibit (d)(2)

FIRST AMENDMENT AND SUPPLEMENT TO

THIRD AMENDED AND RESTATED INVESTMENT ADVISORY AGREEMENT

OF

THORNBURG INVESTMENT TRUST

In accordance with paragraph 9 of the Third Amended and Restated Investment Advisory Agreement of Thornburg Investment Trust dated November 1, 2024, the Third Amended and Restated Investment Advisory Agreement is made applicable to Thornburg Investment Grade Bond Managed Account Fund and Thornburg High Income Bond Managed Account Fund effective March 26, 2025, provided that there shall be no annual percentage fee paid to Thornburg Investment Management, Inc. in accordance with paragraph 5 thereof in respect of the Thornburg Investment Grade Bond Managed Account Fund or the Thornburg High Income Bond Managed Account Fund.

THORNBURG INVESTMENT TRUST

By:	/s/ Curtis Holloway

THORNBURG INVESTMENT MANAGEMENT, INC.

By:	/s/ Nimish S. Bhatt